

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 28, 2022

Nickolas Tabraue
CEO and Director
Earth Science Tech, Inc.
10650 NW 29th Terrace
Doral, Florida 33172

>   **Re: Earth Science Tech, Inc.**
>   **Form 10-K for Fiscal Year Ended March 31, 2021**
>   **Filed September 28, 2021**
>   **File No. 000-55000**

Dear Mr. Tabraue:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences